EP MEDSYSTEMS, INC.
                                100 Stierli Court
                        Mount Arlington, New Jersey 07856

                                  July 25, 2002


FILED VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Thomas Jones

          RE:  Request for Withdrawal of Registration Statement on Form SB-2
               -------------------------------------------------------------
               EP MedSystems, Inc.
               File No.:  333-63852

Ladies and Gentlemen:

          Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting EP MedSystems, Inc. (the "Registrant") to withdrawal the Registration Statement on Form SB-2 filed by the Registrant on June 26, 2001, Pre-Effective Amendment No. 1 filed on August 24, 2001, Pre-Effective Amendment No. 2 filed on September 28, 2001, Pre-Effective Amendment No. 3 filed on October 12, 2001, Pre-Effective Amendment No. 4 filed on October 17, 2001 (collectively, the "Registration Statement") and Post-Effective Amendment No. 1 filed on July 2, 2002 (the "Post-Effective Amendment").

          The SEC declared the Registration Statement effective on October 18, 2001. No securities were sold in connection with the offering that was the subject of the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the filing of the Post-Effective Amendment is not suitable as a means to (i) update the disclosure regarding and financial statements of the Registrant in the prospectus constituting part of the Registration Statement and (ii) disclose certain amendments to the Registrant's equity line with Fusion Capital Fund II, LLC, and that a new registration statement should be filed with the SEC with respect to the offering for these purposes. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.
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July 25, 2002
Page 2

          Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Kevin P. Kundra, Esquire at (215) 564-8183.




                                        Sincerely,

                                        /s/ Joseph M. Turner

                                        Joseph M. Turner
                                        Chief Financial Officer




cc:   Kevin P. Kundra, Esquire
        Stradley, Ronon, Stevens & Young, LLP